

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 8, 2009

Thurman K. Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

> **Re:** **Cirrus Logic, Inc.**
> **Form 10-K for the Fiscal Year Ended March 28, 2009**
> **Filed June 1, 2009**
> **File No. 000-17795**

Dear Mr. Case:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 21

1. We note your responses to prior comments 1 and 3. From your current disclosure, it is unclear whether your committee used discretion in determining base salary and equity award compensation or used objective standards. In future filings, where compensation decisions are largely subjective, as appears to be the case based on your response with regard to your named executive officers' base salary and equity awards, your disclosure in future filings should say so directly, rather

than implying that objective factors are used. Please confirm to us that your future filings will either clearly state that the decisions are subjective or disclose in detail the objective factors used.

Annual Performance Awards, page 24

2.   We note your response to our prior comment 2. It is unclear where you have provided your detailed analysis as to the competitive harm if such information was included on a <u>historical</u> basis as we requested in our comment. Please provide such analysis or disclose the targets in future filings. Also, if you are successful in your competitive harm argument, it is unclear where you have indicated that you will discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target level or other factors. Please tell us how you will revise your disclosure in response to this concern.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3637 with any other questions.

Sincerely,

Jay Mumford
Senior Attorney